Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 30, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purpose of this Supplement is as follows:

•	to provide an update regarding our financing arrangements.

Financing Arrangements

CNB Revolving Credit Facility

On December 23, 2020, FS Credit Real Estate Income Trust, Inc. (“we” or “us”) and FS CREIT Finance Holdings LLC, a direct wholly-owned subsidiary by us (together with us, the “Borrowers”), entered into a third amendment (the “Third Amendment”) to the Loan and Security Agreement, dated as of August 22, 2019, among the Borrowers and City National Bank (“CNB”), as administrative agent and lender (together with the related transaction documents, the “CNB Facility”). Pursuant to the Third Amendment, the CNB Facility was amended to, among other things (i) increase the maximum amount of financing available from $15,000,000 to $25,000,000, (ii) extend the maturity date from August 23, 2021 to August 23, 2022, and (iii) increase the minimum net asset value we are required to maintain from $100,000,000 to $175,000,000.